SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. )

Bankwell Financial Group, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

06654A103
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Lanidex Plaza, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,048
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 88,048
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,048
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.12%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,367
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 61,367
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,367
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.78%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 67,515
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 67,515
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,515
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.86%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,493
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,493
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,493
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,024
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 48,024
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.61%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,686
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 59,686
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.76%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Chewy Gooey Cookies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,158
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,158
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,158
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,754
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 56,754
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.72%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103
1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 233,660
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 233,660
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.98%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,493
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9,493
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,493
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 06654A103

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 392,045
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 392,045
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 392,045
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.00%
14	TYPE OF REPORTING PERSON IN

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.                    Security and Issuer

This statement relates to the Common Stock, no par value per share (the “Shares”), of Bankwell Financial Group, Inc., a Connecticut corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 220 Elm Street, New Cannan, Connecticut  06840.

Item 2.	Identity and Background.

(a-c) This statement is being filed by Seidman and Associates, L.L.C. ("SAL"), a New Jersey limited liability company, organized to invest in securities, whose principal and executive offices are located at 100 Lanidex Plaza, Parsippany, New Jersey 07054. Lawrence Seidman is the manager of SAL.

This statement is also being filed by Seidman Investment Partnership, L.P. ("SIP"), a New Jersey limited partnership, organized to invest in securities, whose principal and executive offices are located at 100 Lanidex Plaza, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole general partner of SIP and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Seidman Investment Partnership II, L.P. ("SIPII"), a New Jersey limited partnership, organized to invest in securities, whose principal and executive offices are located at 100 Lanidex Plaza, Parsippany, New Jersey 07054. Veteri Place Corporation is the sole general partner of SIPII and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Seidman Investment Partnership III, L.P. ("SIPIII"), a Delaware limited partnership, organized to invest in securities, whose principal and executive offices are located at 100 Lanidex Plaza, Parsippany, New Jersey 07054.  JBRC I, LLC is a co-general partner of SIPIII.  Lawrence Seidman is the managing member of JBRC I, LLC.

This statement is also being filed by LSBK06-08, L.L.C. ("LSBK"), a Florida limited liability company, organized to invest in securities, whose principal and executive offices are located at 215 Via Del Mar, Palm Beach, Florida  33480.  Veteri Place Corporation is the trading advisor of LSBK and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

This statement is also being filed by Broad Park Investors, L.L.C. ("Broad Park"), a New Jersey limited liability company formed, in part, to invest in stocks of public companies, whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052.  Lawrence Seidman is the investment manager of Broad Park.

This statement is also being filed by Chewy Gooey Cookies, L.P. ("Chewy"), a Delaware limited partnership formed, in part, to invest in stocks of public companies, whose principal and executive offices are located at 80 Main Street, Suite 510, West Orange, New Jersey 07052.  Lawrence Seidman is the investment manager of Chewy.

This statement is also being filed by CBPS, LLC ("CBPS"), a New York limited liability company, organized to invest in securities, whose principal and executive offices are located at The Clark Estates, One Rockefeller Plaza, New York, NY  10020.  Veteri Place Corporation is the trading advisor of CBPS and Lawrence Seidman owns all the voting shares of Veteri Place Corporation and is the only director and officer of Veteri Place Corporation.

CUSIP No. 06654A103

This statement is also being filed by Veteri Place Corporation ("Veteri"), a New Jersey corporation that serves as the general partner of each of SIP and SIPII and the trading advisor of each of LSBK and CBPS, whose principal offices are located at 100 Lanidex Plaza, Parsippany, NJ  07054.  Lawrence Seidman owns all the voting shares of Veteri and is the only officer and director of Veteri.

This statement is also being filed by JBRC I, LLC ("JBRC"), a New Jersey limited liability company that serves as a co-general partner of SIPIII, whose principal offices are located at 100 Lanidex Plaza, Parsippany, NJ 07054.  Lawrence Seidman is the managing member of JBRC.

This statement is also being filed by Lawrence Seidman ("Seidman"), whose principal offices are located at 100 Lanidex Plaza, Parsippany, NJ 07054.  Seidman serves as the manager of SAL; the President of Veteri Place Corporation (of which he is the sole officer and director), the President of the general partner of each of SIP and SIPII, and the President of the trading advisor for each of LSBK and CBPS;  the managing member of JBRC I, LLC, a co-general partner of SIPIII; and investment manager of each Broad Park and Chewy, and accordingly has sole and exclusive investment discretion and voting authority with respect to the Shares owned by each of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy and CBPS.

The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director, each general partner and each controlling person, if any, of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, CBPS, Veteri, JBRC and Seidman, is set forth in Schedule A hereto. SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, CBPS, Veteri , JBRC and Seidman shall hereinafter be referred to as the "Reporting Persons". The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(d)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Seidman is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 392,045 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $11,166,910, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Mr. Seidman has had several telephone conversations and meetings with the Issuer's senior management about ways to maximize shareholder value.

CUSIP No. 06654A103

None of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, the persons listed on Schedule A has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and results of operations, the Reporting Persons’ investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in further communications with management and the Board of the Issuer, engaging in discussions with third parties about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 7,842,246 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2018, as reported in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 1, 2018.

A.	SAL

(a)	As of the close of business on December 12, 2018, SAL beneficially owned 88,048 Shares.

       Percentage: Approximately 1.12%.

(b)	1. Sole power to vote or direct the vote: 88,048

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 88,048

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SAL during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

B.	SIP

(a)	As of the close of business on December 12, 2018, SIP beneficially owned 61,367 Shares.

                               Percentage: Approximately 0.78%.

(b)	1. Sole power to vote or direct the vote: 61,367

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 61,367

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIP during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

C.	SIPII

(a)	As of the close of business on December 12, 2018, SIPII beneficially owned 67,515 Shares.

Percentage: Approximately 0.86%.

(b)	1. Sole power to vote or direct the vote: 67,515

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 67,515

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

D.	SIPIII

(a)	As of the close of business on December 12, 2018, SIPIII beneficially owned 9,493 Shares.

Percentage: Approximately 0.12%.

(b)	1. Sole power to vote or direct the vote: 9,493

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 9,493

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by SIPIII during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

E.	LSBK

(a)	As of the close of business on December 12, 2018, LSBK beneficially owned 48,024 Shares.

Percentage: Approximately 0.61%.

(b)	1. Sole power to vote or direct the vote: 48,024

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 48,024

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by LSBK during the past 60 days are set forth in Scheduled B and are incorporated herein by reference.

F.	Broad Park

(a)	As of the close of business on December 12, 2018, Broad Park beneficially owned 59,686 Shares.

Percentage: Approximately 0.76%.

(b)	1. Sole power to vote or direct the vote: 59,686

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 59,686

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Broad Park during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

G.	Chewy

(a)	As of the close of business on December 12, 2018, Chewy beneficially owned 1,158 Shares.

Percentage: Approximately 0.01%.

(b)	1. Sole power to vote or direct the vote: 1,158

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 1,158

4. Shared power to dispose or direct the disposition: 0

(c)	Chewy has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 06654A103

H.	CBPS

(a)	As of the close of business on December 12, 2018, CBPS beneficially owned 56,754 Shares.

Percentage: Approximately 0.72%.

(b)	1. Sole power to vote or direct the vote: 56,754

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 56,754

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by CBPS during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

I.	Veteri

(a)
Veteri, (i) as the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 61,367 Shares owned by SIP and the 67,515 Shares owned by SIPII, and (ii) as the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 48,024 Shares owned by LSBK and the 56,754 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 233,660 Shares.

Percentage: Approximately 2.98%.

(b)	1. Sole power to vote or direct the vote: 233,660

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 233,660

4. Shared power to dispose or direct the disposition: 0

(c)
Veteri has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares by SIP, SIPII, LSBK and CBPS are set forth on Schedule B and are incorporated herein by reference.

J.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 9,493 Shares owned by SIPIII.

Percentage: Approximately 0.12%.

(b)	1. Sole power to vote or direct the vote: 9,493

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 9,493

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares by SIPIII are set forth on Schedule B and are incorporated herein by reference.

CUSIP No. 06654A103

K.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 88,048 Shares owned by SAL, (ii) as the sole officer of Veteri, the general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 61,367 Shares owned by SIP and the 67,515 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 9,493 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the trading advisor of LSBK and CBPS, may be deemed the beneficial owner of the 48,024 Shares owned by LSBK and the 56,754 Shares owned by CBPS, and (v) as the investment manager for each of Broad Park and Chewy, may be deemed the beneficial owner of the 59,686 Shares owned by Broad Park, and the 1,158 Shares owned by Chewy.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 392,045 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 5.00%.

(b)	1. Sole power to vote or direct the vote: 392,045

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 392,045

4. Shared power to dispose or direct the disposition: 0

(c)
Seidman has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares during the past 60 days on behalf of SAL, SIP, SIPII, SIPIII, LSBK, Broad Park and CBPS are set forth on Schedule B and are incorporated herein by reference.

        An aggregate of 392,045 Shares, constituting approximately 5.00% of the Shares outstanding, are reported by the
        Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

        To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 12, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated December 12, 2018, by and among SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, Chewy, CBPS, Veteri, JBRC and Seidman.

Signature Page to Bankwell Financial Group, Inc. Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2018	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 06654A103

SCHEDULE A

Name	Principal Business/Occupation	Principal Business Address	Citizenship
Michael Mandelbaum	Manager of Broad Park Investors, L.L.C.	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States
Jonathan Mandelbaum	Manager of Cavity, L.L.C., the General Partner of Chewy Gooey Cookies, L.P.	80 Main Street, Suite 510, West Orange, New Jersey 07052	United States

CUSIP No. 06654A103

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Entity	Transaction Date	Per Share*	Cost*	Shares

SAL	10/16/2018	30.178	16,628.26	551
SAL	10/17/2018	30.579	60,179.12	1,968
SAL	10/19/2018	30.564	32,245.25	1,055
SAL	10/22/2018	30.413	91,238.40	3,000
SAL	10/24/2018	29.839	39,984.39	1,340
SAL	10/25/2018	29.669	29,669.20	1,000
SAL	10/26/2018	29.481	32,930.42	1,117
SAL	11/2/2018	30.316	46,595.48	1,537
SAL	11/5/2018	30.142	43,404.36	1,440
SAL	11/6/2018	30.024	85,417.06	2,845
SAL	11/8/2018	29.953	46,368.00	1,548
SAL	11/12/2018	29.932	56,990.87	1,904
SAL	11/15/2018	29.760	73,298.61	2,463
SAL	11/27/2018	29.754	50,610.73	1,701
SAL	11/28/2018	29.732	13,795.80	464
SAL	12/3/2018	29.588	34,410.73	1,163
SAL	12/4/2018	29.135	67,942.90	2,332
SAL	12/6/2018	27.822	13,938.59	501
SAL	12/7/2018	28.144	26,455.32	940
SAL	12/10/2018	28.098	22,928.12	816
SAL	12/11/2018	27.854	32,979.57	1,184
SAL	12/12/2018	27.474	40,578.59	1,477
Total			958,589.77	32,346

SIP	10/18/2018	30.562	91,687.20	3,000
SIP	10/23/2018	30.040	30,040.40	1,000
SIP	10/24/2018	29.839	39,984.39	1,340
SIP	10/25/2018	29.669	29,669.20	1,000
SIP	11/5/2018	30.142	43,434.49	1,441
SIP	11/7/2018	29.804	43,603.48	1,463
SIP	11/13/2018	29.810	119,239.80	4,000
SIP	11/27/2018	29.758	34,370.13	1,155
SIP	11/28/2018	29.748	9,281.40	312
SIP	12/3/2018	29.594	23,408.83	791
SIP	12/4/2018	29.138	46,154.70	1,584
SIP	12/6/2018	27.837	9,186.23	330
SIP	12/7/2018	28.152	17,538.74	623
SIP	12/10/2018	28.108	15,150.01	539
SIP	12/11/2018	27.861	21,926.42	787
SIP	12/12/2018	27.479	26,984.16	982
Total			601,659.58	20,347

SIPII	10/15/2018	30.039	60,078.00	2,000
SIPII	10/18/2018	30.565	59,663.04	1,952
SIPII	10/22/2018	30.417	47,694.43	1,568
SIPII	10/23/2018	30.040	30,040.40	1,000
SIPII	10/24/2018	29.839	39,984.39	1,340
SIPII	10/25/2018	29.669	29,669.20	1,000
SIPII	10/26/2018	29.483	29,482.70	1,000
SIPII	10/29/2018	29.925	41,116.97	1,374
SIPII	11/5/2018	30.142	43,434.49	1,441
SIPII	11/6/2018	30.026	57,860.26	1,927
SIPII	11/27/2018	29.757	35,411.19	1,190
SIPII	11/28/2018	29.747	9,578.40	322
SIPII	12/3/2018	29.593	24,118.63	815
SIPII	12/4/2018	29.138	47,582.00	1,633
SIPII	12/6/2018	27.836	9,491.94	341
SIPII	12/7/2018	28.151	18,157.56	645
SIPII	12/10/2018	28.107	15,739.69	560
SIPII	12/11/2018	27.860	22,705.99	815
SIPII	12/12/2018	27.478	27,972.84	1,018
Total			649,782.12	21,941

SIPIII	11/27/2018	29.857	4,000.79	134
SIPIII	11/28/2018	29.850	2,985.00	100
SIPIII	12/3/2018	29.725	2,972.50	100
SIPIII	12/4/2018	29.211	5,287.28	181
SIPIII	12/6/2018	27.942	2,794.16	100
SIPIII	12/7/2018	28.278	2,827.80	100
SIPIII	12/10/2018	28.230	2,822.98	100
SIPIII	12/11/2018	27.992	2,799.17	100
SIPIII	12/12/2018	27.594	3,173.30	115
Total			29,662.98	1,030

LSBK	10/18/2018	30.572	30,572.40	1,000
LSBK	10/22/2018	30.423	30,422.80	1,000
LSBK	10/23/2018	30.040	30,040.40	1,000
LSBK	10/24/2018	29.839	39,984.39	1,340
LSBK	11/2/2018	30.314	60,627.20	2,000
LSBK	11/6/2018	30.024	78,572.89	2,617
LSBK	11/20/2018	29.806	73,233.60	2,457
LSBK	11/27/2018	29.761	27,350.38	919
LSBK	11/28/2018	29.761	7,350.90	247
LSBK	12/3/2018	29.599	18,558.53	627
LSBK	12/4/2018	29.141	36,629.65	1,257
LSBK	12/6/2018	27.848	7,407.57	266
LSBK	12/7/2018	28.158	14,219.64	505
LSBK	12/10/2018	28.114	12,257.79	436
LSBK	12/11/2018	27.865	17,805.85	639
LSBK	12/12/2018	27.482	21,903.41	797
Total			506,937.40	17,107
Broad Park
Broad Park	10/15/2018	30.045	33,289.90	1,108
Broad Park	10/18/2018	30.565	61,129.80	2,000
Broad Park	10/22/2018	30.415	60,830.60	2,000
Broad Park	10/23/2018	30.052	16,679.10	555
Broad Park	10/24/2018	29.839	39,984.39	1,340
Broad Park	10/25/2018	29.723	6,509.27	219
Broad Park	10/26/2018	29.483	29,482.70	1,000
Broad Park	11/5/2018	30.142	43,434.49	1,441
Broad Park	11/6/2018	30.024	73,079.54	2,434
Broad Park	11/9/2018	29.953	44,930.10	1,500
Broad Park	11/13/2018	29.829	19,657.29	659
Broad Park	11/16/2018	29.661	60,360.28	2,035
Broad Park	11/21/2018	29.748	84,721.64	2,848
Broad Park	11/27/2018	29.758	33,596.77	1,129
Broad Park	11/28/2018	29.749	9,073.50	305
Broad Park	12/3/2018	29.594	22,817.33	771
Broad Park	12/4/2018	29.138	45,018.69	1,545
Broad Park	12/6/2018	27.837	9,186.23	330
Broad Park	12/7/2018	28.152	17,538.74	623
Broad Park	12/10/2018	28.108	15,121.93	538
Broad Park	12/11/2018	27.861	21,870.73	785
Broad Park	12/12/2018	27.479	26,929.23	980
Total			775,242.25	26,145

CBPS	10/22/2018	30.423	30,422.80	1,000
CBPS	10/23/2018	30.033	60,065.80	2,000
CBPS	10/25/2018	29.669	29,669.20	1,000
CBPS	10/29/2018	29.926	38,903.33	1,300
CBPS	11/5/2018	30.142	43,434.49	1,441
CBPS	11/6/2018	30.103	5,328.24	177
CBPS	11/7/2018	29.806	35,767.68	1,200
CBPS	11/14/2018	29.823	146,313.39	4,906
CBPS	11/27/2018	29.759	31,901.32	1,072
CBPS	11/28/2018	29.752	8,598.30	289
CBPS	12/3/2018	29.595	21,693.48	733
CBPS	12/4/2018	29.139	42,775.78	1,468
CBPS	12/6/2018	27.840	8,713.77	313
CBPS	12/7/2018	28.153	16,638.65	591
CBPS	12/10/2018	28.109	14,363.78	511
CBPS	12/11/2018	27.862	20,784.91	746
CBPS	12/12/2018	27.480	25,583.52	931
Total			580,958.44	19,678

*Includes brokerage commission.

Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, no par value, of Bankwell Financial Group, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 12, 2018	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC, its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CHEWY GOOEY COOKIES, L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN